Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment 2 to Registration Statement No. 333-129210 on Form S-3 and Registration Statement Nos. 333-49007 and 333-49009 on Forms S-8 of our report dated March 7, 2007 (March 27, 2008 as to Note 1 – Discontinued Operations) of Shoe Pavilion, Inc. and subsidiary (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustment of the consolidated financial statements for discontinued operations as discussed in Note 1 and the adoption of Statement of Financial Accounting Standards No. 123(R), "Share Based Payment", as discussed in Note 2), appearing in this Annual Report on Form 10-K of the Company for the year ended December 29, 2007.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 27, 2008